Exhibit 21.1

Subsidiaries of Rex Energy Corporation

Rex Energy I, LLC, a Delaware corporation

Rex Energy Operating Corp., a Delaware corporation

Rex Energy IV, LLC, a Delaware limited liability company

PennTex Resources Illinois, Inc., a Delaware corporation

Penn Tex Energy, Inc., a Delaware corporation

PennTex Resources, L.P., a Texas limited partnership